As filed with the Securities and Exchange Commission on March 8, 2004
Registration No. 333-113195

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form F-10

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Creo Inc.

(Exact name of Registrant as specified in its charter)

Canada	3555	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3700 Gilmore Way

Burnaby, British Columbia V5G 4M1
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Paul Kacir, Esq. Creo Inc. 3700 Gilmore Way Burnaby, British Columbia Canada V5G 4M1	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475	Christopher J. Cummings, Esq. Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario Canada M5L 1E8

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

British Columbia
(Principal jurisdiction regulating this offering)

      It is proposed that this filing shall become effective (check appropriate box)

A. ☑	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐	at some future date (check the appropriate box below).

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on .

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.     ☐

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

I-1

PROSPECTUS

Creo Inc.

5,000,000 Common Shares

     We are offering 5,000,000 of our common shares (“Common Shares”). Our outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CRE” and are also quoted on the Nasdaq National Market (“Nasdaq”) under the trading symbol “CREO”. The reported closing price of our common shares on March 5, 2004 on the TSX was $13.20 and on Nasdaq was U.S.$9.99.

     Investing in our common shares involves risks which are described in the “Risk Factors” section beginning on page 7 of this prospectus.

     We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

     Owning the Common Shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.

     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, some or all of our officers and directors and some of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located in Canada.

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

					Net Proceeds
	Price to the Public		Underwriters’ Fee		to Creo (1)

Per Common Share (2)	U.S.$	10.00	U.S.$	0.40	U.S.$	9.60
Total (2)	U.S.$	50,000,000	U.S.$	2,000,000	U.S.$	48,000,000

(1)	Before deducting the expenses of this offering, estimated to be U.S.$522,340, which will be paid out of our general funds.

(2)	The Common Shares are being offered in Canadian dollars and in U.S. dollars, based on the prevailing U.S.-Canadian dollar exchange rate as of March 1st, 2004, the date of the Underwriting Agreement referred to under “Plan of Distribution”. The Price to Public, Underwriters’ Fee and Net Proceeds to Creo are payable in the currency in which the Common Shares are sold.

     The underwriters are offering the Common Shares subject to various conditions. The underwriters expect to deliver the Common Shares to purchasers on or about March 15, 2004.

Lead Manager and Bookrunner

RBC Capital Markets

Harris Nesbitt Gerard	TD Securities
Merrill Lynch & Co.

Dundee Securities Inc.	Raymond James Ltd. (USA) Inc.	Sprott Securities (U.S.A.) Limited

The date of this prospectus is March 8, 2004.

ABOUT THIS PROSPECTUS
EXCHANGE RATE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTICE REGARDING FORWARD LOOKING STATEMENTS
THE COMPANY
OUR BUSINESS
RECENT DEVELOPMENTS
CAPITALIZATION
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF OUR SHARE CAPITAL
DIVIDEND POLICY
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
OTHER MATERIAL FACTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
AUDITORS, REGISTRAR AND TRANSFER AGENT
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
SIGNATURES
Form of Underwriting Agreement
Consent of KPMG LLP

ABOUT THIS PROSPECTUS

      Unless the context requires otherwise, “Creo”, “we”, “us” or “our” refer to Creo Inc. and its subsidiaries.

      Reference to “dollars”, or “$” are to Canadian dollars, and references to “U.S.$” are to United States dollars. All financial information included in this prospectus is determined using Canadian generally accepted accounting principles that are in effect from time to time, referred to as “Canadian GAAP”.

      You should only rely on the information contained or incorporated by reference in this prospectus. Neither we nor the Underwriters have authorized anyone to provide you with different or additional information and if anyone does so, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

      Certain names used in this prospectus are our trademarks. This prospectus may also include references to trademarks, product names and company names of other companies.

EXCHANGE RATE INFORMATION

      The following table sets out, for each period indicated: (i) the exchange rate at the end of the period; (ii) the high rate of exchange in effect during the period; (iii) the low rate in effect during the period; and (iv) the average exchange rates in effect for the period, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada. As of March 5, 2004 the exchange rate was $1.00 equals U.S.$0.7584.

				Three Months Ended
	Fiscal Year Ended September 30,			December 31,

	2001	2002	2003	2002	2003

Rate at end of period	$0.6333	$0.6306	$0.7405	$0.6331	$0.7738
High for period	$0.6695	$0.6618	$0.7495	$0.6462	$0.7738
Low for period	$0.6332	$0.6199	$0.6273	$0.6273	$0.7418
Average rate for period	$0.6515	$0.6357	$0.6830	$0.6370	$0.7599

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, filed with securities commissions or similar authorities in the provinces of Canada (the “Canadian Securities Authorities”), are specifically incorporated by reference into and form an integral part of this prospectus:

(a)	our Annual Information Form dated December 31, 2003 for the fiscal year ended September 30, 2003 (the “Annual Information Form”);

(b)	our audited consolidated balance sheets as at September 30, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2003, including the notes thereto and the auditors’ report thereon, and management’s discussion and analysis, contained in our Annual Report for the year ended September 30, 2003 distributed to our shareholders;

(c)	our unaudited consolidated balance sheet as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three months ended December 31, 2003 and December 31, 2002, including the notes thereto and management’s discussion and analysis for such periods;

(d)	our Management Proxy Circular dated January 9, 2004 relating to the annual meeting of our shareholders held on February 18, 2004, excluding those portions which appear under the headings “Report on Executive Compensation”, “Performance Graph” and “Toronto Stock Exchange Corporate Governance Guidelines”, which are deemed not to be incorporated by reference in this prospectus;

(e)	our material change report dated November 3, 2003 and filed November 4, 2003 with respect to our receipt of an aggregate of U.S.$22.1 million, being the proceeds of the disposition of all of our shares in and the repayment of our outstanding loan to Printcafe Software, Inc.;

(f)	our material change report dated December 8, 2003 and filed December 9, 2003 with respect to the completion of our acquisition of a plate manufacturing facility in South Africa and confirming our guidance for the 2004 fiscal first quarter;

(g)	our material change report dated and filed January 9, 2004 with respect to our agreement with Xerox Corporation to re-sell Xerox’s mid-range and entry-level production color digital presses in the United States and Canada;

(h)	our material change report dated and filed February 17, 2004 with respect to our acquisition of a plate manufacturing facility located in Middleway, West Virginia, from Spectratech International, Inc.; and

(i)	our material change report dated and filed February 20, 2004 with respect to the proceedings at the annual meeting of our shareholders held on February 18, 2004, at which, among other things, the shareholders elected management’s nominees as directors and approved, subject to regulatory approval, the adoption of a 2004 Equity Award Plan.

      All documents of the type referred to above (excluding confidential material change reports) that we file with any of the Canadian Securities Authorities after the date of this prospectus and before the termination of the distribution under this prospectus are deemed to be incorporated by reference into this prospectus.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or a superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SPECIAL NOTICE REGARDING FORWARD LOOKING STATEMENTS

      Some of the statements that we make in this prospectus (including the documents incorporated by reference into this prospectus) contain or may contain forward-looking statements that reflect our current expectations as contemplated under the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You are cautioned that these forward-looking statements involve risks and uncertainties. These include statements about management’s expectations, beliefs, intentions or strategies for the future, and are indicated by words such as “anticipates”, “intends”, “believes”, “estimates”, “forecasts”, “expects” or similar words. Forward-looking statements are not guarantees of future performance. They reflect our management’s current views with respect to future events. Some, but not all, of the important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined elsewhere in this prospectus under the heading “Risk Factors”. Such factors include, but are not limited to:

•	our ability to implement our proprietary thermal plate growth strategy;

•	competition from other providers of digital prepress solutions;

•	our dependence on a limited number of suppliers for raw materials and key components of our products;

•	our ability to protect our intellectual property;

•	our customers’ ability to pay down their credit accounts with us;

•	general economic, political and military conditions in the countries in which we do business; and

•	our ability to attract and retain highly skilled employees.

      These forward-looking statements are made as of the date of this prospectus, and we do not assume any obligation to update or revise them to reflect new events or circumstances. Other risks and uncertainties are identified and discussed from time to time in our filings with Canadian and United States regulatory authorities.

THE COMPANY

      Creo Inc. was incorporated under the Canada Business Corporations Act on May 30, 1985.

      We carry on our business both directly and indirectly through 24 operating subsidiaries, all of which are wholly-owned, directly or indirectly, by us. Our operating subsidiaries are incorporated in various jurisdictions, including a number in North America, Europe and Asia, and in Israel, South Africa and Australia. In addition, for financing and investment purposes we have established a number of directly or indirectly wholly-owned non-operating subsidiaries. On page 1 of our Annual Information Form under paragraph 1.2, headed “Subsidiaries”, you will find a list of our subsidiaries as at December 31, 2003. The only change since that date has been the incorporation of Creo Manufacturing America LLC, in Wyoming, USA, in connection with our acquisition of certain assets of Spectratech International, Inc., described below under “Recent Developments”.

      Our principal office is located at 3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1 and our telephone number is (604) 451-2700.

OUR BUSINESS

      We are a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing, and we are the largest independent supplier of prepress systems. We manufacture more than 300 products, including: computer-to-plate and computer-to-film devices; printing plates; inkjet and halftone digital proofers; workflow management tools; color and copy dot scanners; desktop software; variable information workflow systems; and professional digital camera backs. Our computer-to-plate (“CTP”) technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating intensive, complex and costly preparatory steps required by the conventional prepress process. We are also an original equipment manufacturer of on-press imaging technology and components for digital offset presses. Our systems enable printers and trade shops to improve their ability to meet customer demands for tighter deadlines, better and more consistent color quality, shorter print runs and greater customization of print jobs, and allow the more profitable use of presses.

RECENT DEVELOPMENTS

      In September 2003 we announced a new strategic direction involving, among other things, the manufacture and sale of our own branded thermal plate — the “Creo Positive Thermal Plate (PTP)”. On December 5, 2003, in furtherance of this strategy, we completed the acquisition of the plate manufacturing facility of First Graphics (Pty.) Ltd. (“FGL”), based in South Africa, for an aggregate purchase price of approximately $11.6 million. FGL has a modern, recently installed plate manufacturing line that has been producing the Creo PTP plate for some time and employs approximately 150 people.

      On February 17, 2004 we completed the acquisition of a printing plate manufacturing facility in Middleway, West Virginia from Spectratech International, Inc. Under the terms of the transaction, Creo acquired certain assets of Spectratech for approximately U.S.$19.3 million. The assets acquired include Spectratech’s current plate business, land, manufacturing equipment, factory and storage facilities, and working capital consisting of inventory and accounts receivable valued at approximately U.S.$6.0 million. Creo will introduce two Creo negative thermal plates based on the acquired plate technology — FortisTM PN for the newspaper market and MirusTM PN for the commercial and packaging market. Creo will launch both the Fortis and Mirus plates in North America, Europe, the Middle East and Africa immediately and in other regions later this year.

      Creo PTP plates and the new Fortis and Mirus plates are being sold through our global direct sales force, and the Fortis and Mirus plates will also be sold through existing dealers and distributors.

CAPITALIZATION

      The following table sets forth Creo’s capitalization as at December 31, 2003 (actual) and as at December 31, 2003 as adjusted to give effect to the issuance of the Common Shares offered hereby and the application of the estimated net proceeds therefrom. Dollar amounts are stated in thousands of U.S.$:

	December 31, 2003

Description	Actual	As Adjusted (4)

	(unaudited)
Cash	$69,893	$117,371

Current debt (1)	$5,015	$5,015
Long-term debt (2)	10,031	10,031
Shareholders’ equity
Share capital (3)	698,398	745,876
Contributed surplus	2,059	2,059
Cumulative translation adjustment	21,413	21,413
Deficit	(400,898)	(400,898)

Total shareholders’ equity	320,972	368,450

Total capitalization	$336,018	$383,496

(1)	Current debt consists of the current portion of the obligation to the Government of Israel’s Office of the Chief Scientist.

(2)	Long-term debt consists of the long-term portion of the obligation to the Government of Israel’s Office of the Chief Scientist. Creo Inc. and certain of its subsidiaries have a U.S.$40 million 364-day revolving credit facility (the “Credit Facility”) established with a Canadian chartered bank. Borrowings under the Credit Facility are secured by a charge over inventory and accounts receivable of Creo Inc. and Creo Americas, Inc. as well as mortgages over real estate of Creo Inc. located in British Columbia. As at December 31, 2003, there was no outstanding indebtedness under the Credit Facility. As at that date, after taking account of certain letters of credit then outstanding, U.S.$35.7 million was available to us under the Credit Facility.

(3)	Authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2003 there were 49,996,486 common shares and no preferred shares outstanding (actual) and 54,996,486 common shares and no preferred shares outstanding, as adjusted to give effect to the offering.

(4)	Share capital and cash assumes the sale of 5,000,000 Common Shares at U.S.$10.00 per share, with net proceeds to Creo of U.S.$47,477,660.

RISK FACTORS

      Our business is subject to significant risks and our past performance is no guarantee of future performance. Some of the risks we face are outlined below and should be considered by prospective purchasers of the Common Shares.

      Our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results.

      Our industry is undergoing significant changes as demand for digital prepress solutions matures which may lead to increased competition that could adversely affect our financial condition and operating results. As our industry matures, direct competition among providers of digital prepress solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling equipment with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and operating results. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

      We are dependent on a limited number of suppliers for raw materials and key components of our products. If our supply of these raw materials and components is disrupted, we will be unable to make sales, and our financial condition and operating results will be adversely affected. Because there are a limited number of potential suppliers of certain raw materials and key components of our products, including components of our thermal imaging heads and ingredients for our emulsion technology, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results and financial condition to suffer.

      Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software and hardware, which requires precise process controls and makes quality control more challenging. Despite rigorous testing, undetected errors or defects in our products or components may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover, errors, defects, or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. If there is a successful product liability claim against us for an amount exceeding our insurance policy limits, we would be forced to use our own resources to pay the claim, which could materially and adversely affect our business and financial condition.

      Our intellectual property and proprietary technology is important to the continued success of our business. Our failure to protect or defend this proprietary technology may significantly impair our competitive position. Our success and ability to compete depend to a significant extent on our proprietary technology since that is how we attempt to prevent others from copying the innovations that are central to our present and future products. We currently rely on copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary technology. We may have to engage in litigation to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights claimed by others. This kind of litigation can be time-consuming and expensive, whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient strength and scope to provide us with meaningful protection or commercial advantage. Further, others may develop technologies that are similar or superior to our technology or design around our patents. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and if they are, we may not have adequate remedies. In any case, others may come to know about our trade secrets in various ways. In addition, the laws of some countries in which we manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of Canada and the United States.

      Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, rendered unenforceable or infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to ours, duplicate or reverse engineer our technology or design around patents owned or licensed by us. If we fail to protect our technology so that others may use or copy it, we would be less able to differentiate our products and our revenues will decline.

      If an infringement claim is filed against us we may be prevented from using certain technologies and may incur significant costs to resolve the claim and to defend ourselves and our customers against infringement claims. Litigation could also adversely affect sales of the challenged product or technology and in the event of a claim of infringement we may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain any necessary licenses at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

      We may provide significant levels of credit to our customers when we bundle sales of our products with our own plates and other media, allowing customers to pay for a portion of the equipment over time through higher media charges. If our customers are unable to repay us our financial results may be adversely affected. A deterioration in general economic conditions may result in an increase in customers who are unable to meet their obligations to us as they come due, and this may negatively impact our operating results.

      A substantial portion of our equipment sales are financed by leases entered into by the end users. Through arrangements with some lessors we bear certain economic risks associated with the leases. If a significant number of lessees are unable to meet their lease obligations or the sale of equipment under maturing leases reduces demand for our new equipment, our operating results and financial condition could be adversely affected. A substantial portion of our sales is subject to lease financing that is provided principally under leasing programs arranged with third-party leasing companies. Under these programs, we remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In the latter case, in addition, we are required to repurchase the lease receivables from the leasing company, subject to the limits specified in the leasing programs. If the lessees default on their obligations we may not be able to recover the outstanding amounts owed. Moreover, the remarketing of used equipment as a result of a customer default or lease expiry may reduce the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins. We are also required to comply with contractual covenants, including financial covenants, under our leasing programs with third party leasing companies. If we fail to meet these obligations, this could result in a curtailment or discontinuance of further customer lease financing or a requirement for us to repurchase existing leases from the third party lease financiers. If any of these developments should occur, they would have a negative impact on our operating results and financial condition.

      We have business locations in several foreign countries and our business is affected by economic and political conditions in those countries. Any instability or outbreak of hostilities in a region where a part of our operations is located may adversely affect our operations. We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the United States and Israel, and have significant sales and administrative operations in Europe, Japan, the United States and the Asia-Pacific Region. Our business is therefore affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. Our operations could be adversely affected if major hostilities occur in these or any other regions in which we have significant operations or if trade or the movement of components or products were to be curtailed or interrupted.

      We must continue to expand our market share among smaller commercial printers to enable revenue growth. Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have had increasing success in persuading smaller printers to adopt our solutions, we can offer no assurance that we will continue to do so.

      Our inability to introduce new products could adversely affect us, and new technologies could reduce the demand for our products. Due to evolving industry standards, frequent new product introductions and enhancements, and changing customer demands in our market, our future success will depend on our ability to invest significantly in research and development, to develop, introduce, and support new products and enhancements on a timely basis and to gain market acceptance of our products. We and a number of other companies are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

      Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management and our ability to attract highly skilled employees. Our senior management, particularly Amos Michelson, our chief executive officer, Dan Gelbart, our chief technology officer, Judi Hess, our president and Mark Dance, our chief financial officer and chief operating officer, possesses significant managerial, technical and other expertise in our industry. Their expertise would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

      We are subject to a variety of environmental, health and safety laws and regulations. Our operations are subject to numerous federal, state, provincial, local and foreign environmental, health and safety laws and regulations, including those that pertain to the handling, treatment, and disposal of hazardous and toxic materials and the discharge of pollutants into the air, soil and water. As an owner and operator of real property and a generator of hazardous waste, we may also be subject to liability for the remediation of contamination. Liability under some laws relating to contaminated sites can be imposed retroactively and without regard to fault, and one responsible party can be held liable for the entire cost of a cleanup. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws and regulations.

      Our U.S. plate manufacturing facility is located on lands that have historically been used for industrial purposes and, although we have conducted environmental site assessments, we cannot rule out the existence of unknown or undiscovered contamination. Any contamination that may be discovered at any of our sites, or contamination caused by our current operations, may require remediation. Such remediation may be costly to develop and implement, and could adversely affect our business, financial condition or results of operations.

      We are also required to maintain and operate in compliance with a variety of environmental permits. These permits allow us to introduce certain materials into the environment in accordance with specified terms and conditions. Although we are in material compliance with our permits, we cannot assure you that the allowable limits in these permits will not change over time or that significant investment will not be required to meet such future requirements.

      Other developments, such as more stringent future requirements under environmental, health and safety laws and regulations or increasingly strict enforcement of such laws and regulations by governmental authorities, may also result in the need for significant expenditures, which could have an adverse effect on our business, financial condition or results of operations.

      A portion of our sales are bundled with products produced by third-party manufacturers. We also sell products to a variety of original equipment manufacturers, in particular relating to our print-on-demand systems, that resell our products in bundled configurations. If our relationships with those manufacturers deteriorate, we may lose market share and our development capability may be adversely affected. Any deterioration in the price or performance of the products of those suppliers would adversely affect us and cause our revenues from these arrangements to decline.

      We are subject to currency fluctuations, which could adversely affect our financial results. We distribute our products globally and our sales prices are denominated and paid in local currencies. Our manufacturing costs are incurred primarily in Canadian dollars, Israeli shekels and U.S. dollars and an appreciation of these currencies against those in which our sales are denominated will adversely affect our operating results.

USE OF PROCEEDS

      We will receive net proceeds of $63,572,000 from the sale of the Common Shares, after deducting the fees of $2,678,000 payable to the Underwriters and the estimated expenses of this offering of $700,000, which will be paid out of our general funds. We intend to use these proceeds for general corporate and working capital purposes to support the execution of our digital media strategy and the capitalization and integration of our recent acquisitions as described under “Recent Developments”, financing investment opportunities and for additions to our property, plant and equipment including adding new manufacturing capacity for plates and hardware and expanding capacity at existing plants.

DESCRIPTION OF OUR SHARE CAPITAL

      We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Each common share carries one vote on all matters to be voted on by shareholders. There are no limitations on the rights of non-resident or foreign owners of our common shares to hold or vote their shares. After satisfying any preferences conferred on the holders of any outstanding preferred shares, the holders of common shares are entitled to share ratably in any dividends declared by our board of directors, and in all assets remaining after our liabilities have been discharged, if we are liquidated, dissolved or wound up.

      Our board of directors is authorized, without further action by our shareholders, to issue preferred shares in one or more series. The preferred shares as a class are entitled to priority over the common shares if our board of directors decides to pay any dividends or if we are dissolved, liquidated or wound up and capital is returned to our shareholders.

      Our board of directors has broad discretion to determine the rights to be attached to any series of preferred shares. For example, it can decide the number of shares in the series, whether they are to have voting rights, what dividends they are to receive and whether those dividends are to be cumulative, and whether the shares are to be convertible into or exchangeable for other securities and, if so, what the conversion terms will be.

      As at January 31, 2004, 50,032,786 of our common shares were outstanding, together with options to purchase an additional 9,093,391 common shares. At that date 5,729,989 of the outstanding options had vested. No preferred shares have been issued or are outstanding.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our outstanding shares. We currently expect to retain any future earnings for the development and expansion of our business and therefore do not currently expect to pay cash dividends in the foreseeable future. Determinations to pay dividends in the future and the amounts thereof will be made by our board of directors and will depend on future earnings, capital requirements, financial condition and other relevant factors.

PLAN OF DISTRIBUTION

      The Common Shares are being offered in Canada by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., Dundee Securities Corporation, Raymond James Ltd. and Sprott Securities Inc. (together, the “Underwriters”) and in the United States by broker-dealer affiliates of certain of the Underwriters named above. Under an agreement dated March 1st, 2004 (the “Underwriting Agreement”) among Creo Inc. and the Underwriters, Creo Inc. has agreed to sell and the Underwriters have agreed to purchase the Common Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, on March 15, 2004 or such later date as Creo Inc. and the Underwriters may agree (the “Closing Date”) but in any event not later than April 19, 2004. The Common Shares are being sold at a price of $13.39 per Common Share or U.S.$10.00 per Common Share (the “Offering Price”), for aggregate consideration of $66,950,000 or U.S.$50,000,000, payable in cash against delivery of the share certificates for the Common Shares. The Underwriters propose to offer the Common Shares initially at the public offering price on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus at the price specified herein, the offering price may be decreased, and further changed from time to time, and the compensation realized by the Underwriters will accordingly also be reduced.

      The Underwriting Agreement provides for payment by Creo Inc. to the Underwriters of a fee of $0.54 per Common Share or U.S.$0.40 per Common Share, for an aggregate fee of $2,678,000 or U.S.$2,000,000, for various services rendered to Creo Inc. in connection with this offering. The Offering Price of the Common Shares was determined by negotiation between Creo Inc. and the Underwriters.

      The Offering Price and Underwriters’ Fee are payable in the currency in which the Common Shares are sold.

      The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriting Agreement also provides that the obligations of the Underwriters to pay for and accept delivery of the Common Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are, however, obligated, to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that Creo Inc. will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

      The offering of the Common Shares is being made concurrently in all the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system. Subject to applicable law, the Underwriters may offer the Common Shares outside the United States and Canada. Broker-dealer affiliates of certain of the Underwriters named above may sell the Common Shares in the United States, Canada or elsewhere, as the case may be, in each case pursuant to applicable law.

      Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase our common shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions in connection with this offering that stabilize or maintain the market price of our common shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

      In order to facilitate the offering of Common Shares in the United States, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in our common shares for their own account. In addition, to cover over-allotments or to stabilize the price of our common shares, the Underwriters may bid for, and purchase, our common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Shares in this offering, if the syndicate repurchases previously distributed Common Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common shares above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

      We have agreed that, without the prior written consent of RBC Dominion Securities Inc. on behalf of the Underwriters (such consent not to be unreasonably withheld), we will not, during the period ending on the earlier of the termination of the Underwriting Agreement or 90 days after the closing of this offering (a) offer, pledge, sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common shares or such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of our common shares or such other securities, in cash or otherwise. The foregoing sentence will not apply to the sale of any of our common shares pursuant to the Underwriting Agreement, our stock option plan or any other employee or director equity compensation plans.

      The Canadian chartered bank affiliate of RBC Dominion Securities Inc. (the “Bank”) has established a U.S.$40 million 364-day revolving credit facility (the “Credit Facility”) in favour of Creo Inc. and certain of its subsidiaries. Accordingly, under applicable securities laws, Creo Inc. may be considered a “connected issuer” of RBC Dominion Securities Inc. in connection with this offering. Borrowings under the Credit Facility are secured by a charge over inventory and accounts receivable of Creo Inc. and Creo Americas, Inc. as well as mortgages over real estate of Creo Inc. located in British Columbia. As at December 31, 2003, although there was no outstanding indebtedness under the Credit Facility, the amount of permissible borrowings under it as at that date was, in accordance with its terms, reduced by U.S.$4.3 million, being the aggregate of certain letters of credit then outstanding. Creo is in compliance with its obligations to the Bank under the Credit Facility. In January 2003, however, Creo notified the Bank of a breach of a covenant of the Credit Facility establishing a limit for certain types of obligations. The breach resulted primarily from the write-down in the value of certain intangible assets, which inadvertently reduced the limit originally established for these obligations. The Bank waived the breach and the Credit Facility was subsequently amended to permit such obligations to be incurred. The decision of RBC Dominion Securities Inc. to underwrite this offering was made independently of the Bank.

      We have applied to have the Common Shares distributed under this prospectus included for quotation on Nasdaq. Listing will be subject to our fulfilling all of the respective listing requirements of Nasdaq. The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus. Listing is subject to Creo fulfilling all of the requirements of the TSX on or before May 31, 2004.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information for United States Residents

      The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired pursuant to this offering by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length and is not affiliated with Creo, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) the Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. The Common Shares will generally be considered to be capital property of a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations (the “Proposed Amendments”) publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that the Proposed Amendments will be enacted as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any other province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

      This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Common Shares and should not be so construed. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

      Dividends paid or credited or deemed to be paid or credited on the Common Shares to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder who is the beneficial owner of the dividends and is entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a corporate shareholder who is the beneficial owner of the dividends, is entitled to the benefits of the Treaty and owns at least 10% of our voting shares).

Dispositions

      A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless the share is “taxable Canadian property” to the holder thereof, and even then only if the U.S. Holder is not entitled to relief under the Treaty.

      Generally, a Common Share will not be taxable Canadian property to a U.S. Holder at a particular time provided that (1) at any time during the 60 month period ending at that time, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with all such persons) have not owned 25% or more of our issued shares of any class or series and (2) the Common Shares are listed on a prescribed stock exchange (which includes the TSX and Nasdaq). In the case of a U.S. Holder for whom the Common Shares are taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our Common Shares is not derived principally from real property situated in Canada.

Certain United States Federal Income Tax Considerations

      The following is a discussion of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership and disposition of common shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The discussion only addresses holders who hold the common shares as capital assets. This discussion does not address all the tax consequences that might be relevant to holders in light of their particular circumstances such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons who hold the common shares as part of a straddle, hedge, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who own 10% or more of our voting stock;

•	persons subject to the alternative minimum tax; or

•	tax-exempt organizations.

      If a partnership holds the common shares, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the common shares, you are urged to consult your tax advisor.

      Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the common shares in their particular circumstances as well as any state, local and non-U.S. tax consequences.

      The following discussion applies to you only if you are a “U.S. holder”. For purposes of this discussion, a U.S. holder is a beneficial owner of the common shares that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions on Common Shares

      Distributions on our common shares paid (before reduction for Canadian withholding taxes) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in your ordinary income when received. Dividends received by a non-corporate taxpayer, including an individual, during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received from a foreign corporation generally will qualify for this reduced tax rate if the corporation is eligible for the benefits of an income tax treaty with the United States that includes an exchange of information provision and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department recently issued a notice determining that the Treaty is satisfactory for such purposes. We believe that we are eligible for the benefits of the Treaty and that any dividends that we pay should qualify for the 15% maximum tax rate. Dividends received by a non-corporate taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

      The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

      You may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” for purposes of computing the U.S. foreign tax credit allowable to you as a U.S. holder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to non-corporate taxpayers receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. Investors are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of your basis, and any excess will be treated as capital gain. Such an excess distribution would not give rise to income from sources outside the United States.

Disposition of Common Shares

      For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of a common share in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share and your tax basis (determined in U.S. dollars) in the common share. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

      In general, information reporting will apply to dividends on our common shares and the proceeds of the sale or other disposition of the common shares unless you are an exempt recipient, such as a corporation. Backup withholding will apply to those payments if you fail to provide your taxpayer identification number and comply with certain certification procedures or otherwise fail to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold tax on those payments at a rate of 28% for taxable years before 2011 and a rate of 31% for subsequent taxable years. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Passive Foreign Investment Company Rules

      We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company, and we expect to continue our operations in such a manner that we will not be a passive foreign investment company. If, however, we are or become a passive foreign investment company, you could be subject to certain additional U.S. federal income tax liabilities.

OTHER MATERIAL FACTS

      In May 2000, Agfa Corporation (“Agfa”) brought suit in the U.S. District of Massachusetts alleging that our CTP systems with multicassette autoloaders infringe several Agfa patents. We denied infringement and asserted that Agfa’s patents are invalid, not infringed and unenforceable due to acts of inequitable conduct committed by Agfa before the U.S. Patent and Trademark Office. In November and December 2003, the district court conducted a bench trial on the issue of Agfa’s inequitable conduct but no decision has yet been made. It is not possible to predict the final outcome of these legal proceedings. If we are unsuccessful in resolving these proceedings, our operations could be disrupted and our revenues, cash flow and profitability could be materially affected. See “Risk Factors”.

      On February 24, 2004, judgment was entered in the Middlesex Superior Court of Massachusetts in the amount of U.S.$212,095 against a customer of a predecessor of Creo Americas, Inc. and U.S.$990,000 plus costs and attorney fees against Creo Americas, Inc. on a counterclaim by the customer. We will be appealing the decision.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), relating to the Common Shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

      You may review a copy of the registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the Commission at the Commission’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also electronically available from the Commission’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services.

      We are required to file reports under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR”. SEDAR is the Canadian equivalent of the Commission’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the TSX and the Nasdaq.

      As a “foreign private issuer” under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to U.S. GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

ENFORCEMENT OF CIVIL LIABILITIES

      Creo is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. In addition, certain of the directors and officers of Creo are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon on our behalf by Getz Prince Wells, Vancouver, British Columbia with respect to matters of Canadian law other than tax matters and Thorsteinssons LLP, Vancouver, British Columbia with respect to matters of Canadian tax law and by Cravath, Swaine & Moore LLP, New York, New York with respect to matters of United States law, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to matters of Canadian law and Shearman & Sterling LLP, Toronto, Ontario, with respect to matters of United States law. The partners and associates as a group of each of Getz Prince Wells, Thorsteinssons LLP and Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than one percent of our outstanding common shares.

EXPERTS

      KPMG LLP, independent chartered accountants, have audited our consolidated financial statements as at September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference herein in reliance on KPMG LLP’s report, and upon the authority of KPMG LLP as experts in accounting and auditing.

AUDITORS, REGISTRAR AND TRANSFER AGENT

      Our auditors are KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver, British Columbia, Canada, V7Y 1K3.

      The registrar and transfer agent for our common shares in Canada is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia, and in the United States is Computershare Trust Company, Inc., at its principal office in New York, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the Commission as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the underwriting agreement; the consent of KPMG LLP; and the powers of attorney pursuant to which amendments to the registration statement may be signed.

PART II

INFORMATION NOT REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

      Under the Canada Business Corporations Act, we may indemnify a present or former director or officer or a person who acts or acted at our request as a director or officer, or a person acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding to which he is made a party by reason of his association with Creo or the other entity if he acted honestly and in good faith with a view to the best interests of Creo, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at Creo’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval.

      Creo’s by-laws provide that a director or officer, a former director or officer, or a person who acts or acted at the Creo’s request as a director or officer of another corporation of which Creo is or was a shareholder or creditor and the heirs and legal representatives of any such person are entitled to be indemnified against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such body if (a) he acted honestly and in good faith with a view to the best interests of the corporation, (b) in the case of a criminal action or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful and (c) he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that he ought to have done.

      Creo maintains directors’ and officers’ civil liability insurance with an aggregate policy limit of U.S.$50,000,000 per policy year. Under this insurance coverage, Creo would be reimbursed for indemnity payments made on behalf of its directors and officers, subject to a deductible of U.S.$250,000 for all claims other than securities claims, in which case the deductible is U.S.$500,000. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Creo.

      Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Creo pursuant to the foregoing provisions, Creo has been informed that in the opinion of the Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

      The following exhibits have been filed as part of this Amendment to the Registration Statement on Form F-10.

Exhibit
Number	Description

3.1	Form of Underwriting Agreement.

4.1	The Annual Information Form of the Registrant dated December 31, 2003 for the fiscal year ended September 30, 2003 (incorporated by reference to the Annual Report on Form 40-F filed on February 24, 2004).

4.2	The audited consolidated balance sheets of the Registrant as at September 30, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2003, including the notes thereto and the auditors’ report thereon, and management’s discussion and analysis, contained in the Annual Report of the Registrant for the year ended September 30, 2003 distributed to shareholders (incorporated by reference to the Current Report on Form 6-K filed on January 20, 2004).

4.3	The unaudited consolidated balance sheet of the Registrant as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three months ended December 31, 2003 and December 31, 2002, including the notes thereto and management’s discussion and analysis for such periods (incorporated by reference to the Current Report on Form 6-K filed on February 4, 2004).

4.4	The Management Proxy Circular dated January 19, 2004 relating to the annual meeting of shareholders of the Registrant held on February 18, 2004, excluding those portions which appear under the headings “Report on Executive Compensation”, “Performance Graph” and “Toronto Stock Exchange Corporate Governance Guidelines” (incorporated by reference to the Current Report on Form 6-K filed on January 20, 2003).

4.5	The material change report of the Registrant dated November 3, 2003 and filed November 4, 2003 with respect to the receipt of U.S.$22.1 million, being the proceeds of the disposition of all of the shares in and the repayment of the outstanding loan to Printcafe Software, Inc. (included in the initial Registration Statement on Form F-10).

4.6	The material change report of the Registrant dated December 8, 2003 and filed December 9, 2003 with respect to the completion of the acquisition of a plate manufacturing facility in South Africa and confirming guidance for the 2004 fiscal first quarter (incorporated by reference to the Current Report on Form 6-K filed on December 9, 2003).

4.7	The material change report of the Registrant dated and filed January 9, 2004 with respect to the agreement with Xerox Corporation to re-sell Xerox’s mid-range and entry-level production color digital presses in the United States and Canada (incorporated by reference to the Current Report on Form 6-K filed on January 12, 2004).

4.8	The material change report of the Registrant dated and filed February 17, 2004 with respect to the acquisition of a plate manufacturing facility located in Middleway, West Virginia, from Spectratech International, Inc. (incorporated by reference to the Current Report on Form 6-K filed on February 17, 2004).

4.9	The material change report of the Registrant dated and filed February 20, 2004 with respect to the proceedings at the annual meeting of shareholders held on February 18, 2004 (incorporated by reference to the Current Report on Form 6-K filed on February 23, 2004).

5.1	Consent of KPMG LLP.

6.1	Powers of Attorney (included on the signature pages of the initial Registration Statement on Form F-10).

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

      Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burnaby, Province of British Columbia, Country of Canada, on this 8th day of March, 2004.

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance

Title:	Chief Financial Officer and

Chief Operating Officer

By:	/s/ PAUL KACIR

Name: Paul Kacir
Title: Secretary

      Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ AMOS MICHELSON Amos Michelson	Director and Chief Executive Officer (Principal Executive Officer)	March 8, 2004

/s/ MARK DANCE Mark Dance	Director, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	March 8, 2004

* Derek Chan	Corporate Controller (Principal Accounting Officer)	March 8, 2004

* Charles E. Young	Director and Chairman	March 8, 2004

* Douglas A. Brengel	Director	March 8, 2004

* Norman B. Francis	Director	March 8, 2004

* John S. McFarlane	Director	March 8, 2004

* Kenneth A. Spencer	Director	March 8, 2004

Signature		Title	Date Signed

* Morgan Sturdy		Director	March 8, 2004

* Steve Gordon		Director	March 8, 2004

* Jean-François Heitz		Director	March 8, 2004

By:	/s/ PAUL KACIR Paul Kacir Attorney-in-Fact

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment to the Registration Statement, solely in the capacity of the duly authorized representative of Creo Inc. in the United States, in the City of Newark, State of Delaware, on this 8th day of March, 2004.

PUGLISI & ASSOCIATES

/s/ DONALD J. PUGLISI _________________________________________
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit
Number	Description

3.1	Form of Underwriting Agreement.

4.1	The Annual Information Form of the Registrant dated December 31, 2003 for the fiscal year ended September 30, 2003 (incorporated by reference to the Annual Report on Form 40-F filed on February 24, 2004).

4.2	The audited consolidated balance sheets of the Registrant as at September 30, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2003, including the notes thereto and the auditors’ report thereon, and management’s discussion and analysis, contained in the Annual Report of the Registrant for the year ended September 30, 2003 distributed to shareholders (incorporated by reference to the Current Report on Form 6-K filed on January 20, 2004).

4.3	The unaudited consolidated balance sheet of the Registrant as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three months ended December 31, 2003 and December 31, 2002, including the notes thereto and management’s discussion and analysis for such periods (incorporated by reference to the Current Report on Form 6-K filed on February 4, 2004).

4.4	The Management Proxy Circular dated January 19, 2004 relating to the annual meeting of shareholders of the Registrant held on February 18, 2004, excluding those portions which appear under the headings “Report on Executive Compensation”, “Performance Graph” and “Toronto Stock Exchange Corporate Governance Guidelines” (incorporated by reference to the Current Report on Form 6-K filed on January 20, 2003).

4.5	The material change report of the Registrant dated November 3, 2003 and filed November 4, 2003 with respect to the receipt of U.S.$22.1 million, being the proceeds of the disposition of all of the shares in and the repayment of the outstanding loan to Printcafe Software, Inc. (included in the initial Registration Statement on Form F-10).

4.6	The material change report of the Registrant dated December 8, 2003 and filed December 9, 2003 with respect to the completion of the acquisition of a plate manufacturing facility in South Africa and confirming guidance for the 2004 fiscal first quarter (incorporated by reference to the Current Report on Form 6-K filed on December 9, 2003).

4.7	The material change report of the Registrant dated and filed January 9, 2004 with respect to the agreement with Xerox Corporation to re-sell Xerox’s mid-range and entry-level production color digital presses in the United States and Canada (incorporated by reference to the Current Report on Form 6-K filed on January 12, 2004).

4.8	The material change report of the Registrant dated and filed February 17, 2004 with respect to the acquisition of a plate manufacturing facility located in Middleway, West Virginia, from Spectratech International, Inc. (incorporated by reference to the Current Report on Form 6-K filed on February 17, 2004).

4.9	The material change report of the Registrant dated and filed February 20, 2004 with respect to the proceedings at the annual meeting of shareholders held on February 18, 2004 (incorporated by reference to the Current Report on Form 6-K filed on February 23, 2004).

5.1	Consent of KPMG LLP.

6.1	Powers of Attorney (included on the signature pages of the initial Registration Statement on Form F-10).